Exhibit 4.6
English Language Summary

Authorization Agreement for Radiofrequency Blocks Personal Mobile Service– Termo de Outorga de Autorização de Uso de Blocos de Radiofrequências No. 172/2013/PVCPA/PVCP-ANATEL

Parties:	TIM Celular S.A., as authorizee, and Agência Nacional de Telecomunicações (Anatel), as grantor.

Date:	April 3, 2013.

Expiration:	April 7, 2028.

Purpose:	Extension of authorization to use blocks of radiofrequency associated with Personal Mobile Service, without exclusivity, in the following sub-bands:
Mobile Station	835. 0 to 845.0 MHz 846.5 to 849.0 MHz
Base Station	880.0 to 890.0 MHz 891.5 to 894.0 MHz
Mobile Station	1730.0 to 1740.0 MHz
Base Station	1825.0 to 1835.0 MHz
Mobile Station	898.5 to 901.0 MHz
Base Station	943.5 to 946.0 MHz

Area:	State of Minas Gerais.

Amount:
The amount due for the renewal will be payable every two years during the extension period for an amount corresponding to 2% (two percent) of the revenues of the Personal Mobile Service provider for the year preceding payment, net of taxes and social contributions. On the 15th year the provider must pay 1% of its revenue for the previous year.

Renewal:	No right to renew.

Penalty:
Nonpayment of the amount due under the Authorization Agreement will implicate a daily penalty of 0.33% per day, to a limit of 10%, plus SELIC for federal bonds, to be applied to the value of the outstanding amount not paid. Nonpayment will also entail forfeiture of the authorization to use radio frequency blocks, regardless of the application of other penalties provided in Anatel regulations.

Failure to comply with the conditions and obligations in the Authorization Agreement will subject the authorizee to sanctions established under Anatel regulations, without prejudice to civil and penal sanctions.